

November 14, 2014

Via E-mail
Walgreens Boots Alliance, Inc.
Thomas J. Sabatino, Jr.
Executive Vice President, General Counsel
And Corporate Secretary
108 Wilmot Road
Deerfield, IL 60015

> **Re:** **Walgreens Boots Alliance, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 29, 2014**
> **File No. 333-198768**

Dear Mr. Sabatino:

We have reviewed your amended filing and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

The Transactions
Background of the Transactions, page 50

1. You disclose that on June 24, 2014, Walgreens announced that, "as a result of the many considerations linked to the Step 2 Acquisition and current business performance, [Walgreens] was withdrawing its fiscal year 2016 goals that were previously announced in 2012." Please expand this section to discuss the specific considerations linked to the Step 2 Acquisition that led you to withdraw your prior guidance. Please additionally quantify how your former 2012 projections were modified as compared to your current goals as reflected in the press release filed as Exhibit 99.2 to your Form 8-K filed on August 6, 2014. Finally, please confirm whether the information provided to financial advisors, including information with respect to forecasts and synergies, reflects your updated guidance. We may have further comment based on your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Jacob A. Kling

Wachtell, Lipton, Rosen & Katz